

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

February 1, 2007

<u>By Facsimile and U.S. Mail</u>

Barry C. Cooper
Chief Financial Officer
Laclede Group, Inc.
Laclede Gas Company
720 Olive Street
St. Louis, MO 63101

> **Re:    Laclede Group, Inc.**
> **Laclede Gas Company**
> **Form 10-K fiscal year end September 30, 2006**
> **Filed December 4, 2006**
> **File No. 001-16681**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Laclede Group, Inc.</u>

<u>Laclede Gas Company</u>

<u>Form 10-K September 30, 2006</u>

<u>General</u>

1.  In order to reduce the volume of comments we did not separately address Laclede
    Gas Company.  In your response please also consider concurrent changes to
    Laclede Gas as appropriate.

<u>Item 7 – Management's Discussion and Analysis</u>

<u>Critical Accounting Policies, page 25</u>

2.  We note that you consider policies and estimates applicable to your pension and
    postretirement obligations to be among your critical accounting polices.
    Disclosures of your critical accounting policies should enhance a readers
    understanding by providing information such as assumptions about highly
    uncertain matters.  We believe it is best practice to include a sensitivity analysis in
    regards to the actuarial assumptions involved in calculating your obligation.
    Please expand your disclosure in future filings.

3.  We note your disclosure of management's belief that the current regulatory
    environment supports continued use of SFAS 71.  Please expand your discussion
    to disclose the effect future discontinuance of SFAS 71 might have on your
    business.  A qualitative discussion, without quantification, would be considered
    sufficient.

<u>Financial Statements</u>

<u>Consolidated Balance Sheets, page 38</u>

4.  Please tell us and disclose any individual component of other accounts receivable
    that exceeds 5% of total current assets.  See Rule 5-02.8 of Regulation S-X.

Notes to Consolidated Financial Statements, page 43

General

Laclede Gas Family Services

5. We note from your discussion in Item 1 Business, page 9, that a wholly owned subsidiary of Laclede Energy Resources, Inc., Laclede Gas Family Services, Inc., is a registered insurance agency. Please explain to us the activity level of this subsidiary and the amount of unpaid claims at September 30, 2006. Please tell us what consideration you gave to the disclosure requirements of SFAS 60 and SOP 94-5.

Self Insurance

6. Please revise the notes to your financial statements to include a policy with respect to your self-insurance reserves. At a minimum, your revised disclosures should discuss your policy for incurred but not reported claims and the limits of stop loss insurance coverage, if any. Additionally, please present a table showing year-end reserve balances and additions, subtractions and adjustments made during the year. You may provide such information in the notes to your financial statements or as part of your analysis of reserve accounts included in your Schedule II. In your disclosures regarding critical accounting estimates, you should discuss significant yearly changes as well as trends and uncertainties.

Acquisition

7. We note on February 28, 2006, Laclede Gas closed on the purchase of certain assets of Fidelity Natural Gas, Inc. Please explain to us the ownership interest acquired and how you accounted for the acquisition. Provide for us the total purchase price, fair values of the assets acquired and any goodwill recognized.

Note 7 – Long-Term Debt, page 58

8. Reference is made to the last paragraph where you disclose there are provisions under the mortgage that restrict retained earnings from declaration or payment of cash dividends. Please expand your disclosure to describe the restrictions. See Rule 4-08(e) of Regulation S-X. Further, please clarify if these provisions prohibit dividend payments, loans or advances to the parent. If so, please tell us what consideration you gave to providing condensed financial information of the registrant as set forth in Rules Rule 4-08 and 12-04 of Regulation S-X.

Note 15 – Commitments and Contingencies, page 63

9.  We note on December 29, 2005 the MoPSC disallowed the recovery of $3.3 million related to gas costs.  Please explain how fuel costs exceeding the amount of fuel costs approved in rates is reflected in your cash flow statement.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendments to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.  Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna Di Silvio, Review Accountant at (202) 551- 3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.


Sincerely,


Michael Moran
Accounting Branch Chief